UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

TURKCELL ILETISIM HIZMETLERI A.S.
(Name of Issuer)
Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)
900111204
(CUSIP Number)
Franz Wolf
Suite 2, 4 Irish Place
Gibraltar
+350 200 41977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	900111204	SCHEDULE 13D	Page	2	of	8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Alfa Telecom Turkey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,000,000.238*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,122,000,000.238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,122,000,000.238*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.0%of ordinary shares*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* As a result of the transaction described in Items 4 and 5, the Reporting Person may be deemed to hold 1430531983.842 Shares, or 65.0% of the outstanding Shares. See Items 4 and 5.

SCHEDULE 13D	Page	3	of	8
Introductory Statement.
This Amendment No. 5 on Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D, filed December 5, 2005, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation, as amended by Amendment No. 1 on Schedule 13D, filed August 15, 2006, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation, Amendment No. 2 on Schedule 13D, filed December 3, 2007, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation, Amendment No. 3 on Schedule 13D, filed January 29, 2008, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation and Amendment No. 4 on Schedule 13D, filed March 19, 2009, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation (as amended, the “Existing Statement” and together with this Amendment, the “Statement”). Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement. Capitalized terms not defined in this Amendment have the meanings given them in the Existing Statement.
Item 1. Security and Issuer.
This Statement on Schedule 13D relates to ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 71, 34430, Tepebasi, Istanbul, Turkey.
Item 2. Identity and Background
This Amendment is filed on behalf of Alfa Telecom Turkey Limited (the “Reporting Person”).
The Reporting Person
Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”) is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further described, in Items 5 and 6 of the Existing Statement), Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
The “Supervisory Board” coordinates the strategic development of a group of related entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Person. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Person and, to the best of the Reporting Person’s knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SCHEDULE 13D	Page	4	of	8
Item 3. Source and Amount of Funds or Other Consideration
No changes.
Item 4. Purpose of Transaction
The following new paragraphs are added to Item 4 of the Existing Statement:
On November 11, 2009, the Reporting Person, Altimo Holding and Investments Limited (“Altimo”), TeliaSonera A.B. (“TeliaSonera”), Sonera Holding B.V. (“Sonera”) and TeliaSonera Finland OYJ (“TeliaSonera Finland” and, together with the Reporting Person, Altimo, TeliaSonera and Sonera, the “JV Parties”) entered into a Joint Venture Agreement (the “Agreement”) pertaining to, among other matters, the Reporting Person’s interests in Shares. Pursuant to the Agreement, the JV Parties intend to combine their Shares in the Issuer (the “Shares”) and in OJSC Megafon (“Megafon”) by contributing their Shares and Megafon shares to a newly-incorporated entity (the “Holding Company”). The Holding Company is to be incorporated in Europe with the goal of listing its shares on the New York Stock Exchange or on an exchange of similar international standing. The consummation of the transaction is conditioned on the satisfactory resolution certain of ongoing legal disputes between certain of the JV Parties and the Cukurova Group.
The description of the Agreement contained in this Item 4 is qualified in its entirety by reference to the complete text of the Agreement filed as an Exhibit hereto.
Item 5. Interest in Securities of the Issuer
The following new paragraphs are added to Item 5 of the Existing Statement:
(a) As a result of the Agreement, as described in Item 4, the Reporting Person may be deemed to have formed a group with Sonera. Sonera holds 308,531,983.604 Shares, or 14.0% of the outstanding Shares. As a result, the Reporting Person may be deemed to hold 1,430,531,983.842 Shares, or 65.0% of the outstanding Shares.
(b) No change.
(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.
(d) According to a review of the shareholders register of Turkcell Holding, Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.
Item 7. Material to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page	5	of	8
Signature
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

ALFA TELECOM TURKEY LIMITED November 17, 2009
/s/ Pavel Nazarian
Signature
Pavel Nazarian, Director Name/Title

SCHEDULE 13D	Page	6	of	8
ANNEX A
Directors and Officers of Alfa Telecom Turkey Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian Director (Russia)	Director of headquarters — Alfa Finance Holdings S.A.	3, Bld du Prince Henri L-1724 Luxembourg

Aigul Nurmakhanova Director (Kazakhstan)	Managing Director, Visor Group	246A Furmanova Street, Apt. 64, Almaty, Kazakhstan

Marina Groenberg Director (Russia)	Chief Executive Officer, A&NN Advisor Limited	Ovchinnikovskaya nab. 20, build. 1, Moscow, 115035, Russia

Maria Gekko Director (Russia)	Managing Director, Visor Holding LLP	31, Novinsky Avenue, Moscow, 123242, Russia

Joseph Luis Moss Director (Gibraltar)	Company Executive, Alfa Finance Holdings S.A.	3 Bld du Prince Henri, L-1724, Luxembourg
Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Petr Aven (Russia)	President, OJSC “Alfa-Bank”	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium/Chairman of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan (Russia)	Executive Director, OAO “TNK-BP Management”	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis (Russia)	Chief Executive Officer, X5 Retail Group N.V.	Srednyaya Kalitnikovskaya Street 28-4, 09029 Moscow, Russia

Andrei Kosogov (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov, 107078 Moscow, Russia

Alexey Kuzmichev (Russia)	Chairman of the Advisory Committee of A1 Group Limited	21 Novy Arbat Street, 10th floor, office 1046, 121019 Moscow, Russia

SCHEDULE 13D	Page	7	of	8

Nigel John Robinson (United Kingdom)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd.	Office 351, Floor 5, entrance 3, building 11, Bolshoi Savinskiy pereulok, 119435

Alexey Reznikovich (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Andrey Zemnitsky Director (Russia)	President of Investment Company A1 LLC	12 Krasnopresenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia

Vladimir Ashurkov (Russia)	Director of Corporate Development, Finance and Control — Alfa Group	Office 351, Floor 5, entrance 3, building 11, Bolshoi Savinskiy pereulok, 119435

SCHEDULE 13D	Page	8	of	8
EXHIBIT INDEX
Exhibit A Joint Venture Agreement, dated 11 November 2009, between Alfa Telecom Turkey Limited, Altimo Holding and Investment Limited, TeliaSonera A.B., Sonera Holding B.V. and TeliaSonera Finland OYJ.